February 18,
2025

Udi Gilboa
Executive Chairman
Nasus Pharma Ltd.
Yigal Alon 65
Tel Aviv, Israel 6744317

       Re: Nasus Pharma Ltd.
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted February 6, 2025
           CIK No. 0002029039
Dear Udi Gilboa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 28, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Cover Page

1. We note your revisions to the prospectus cover page. Please revise your cover page to reflect your disclosure on page 164 that you will be issuing warrants to the underwriters' representative as part of the underwriting compensation. Business
Our Phase 2 dose-finding/safety study -- NP006, page 92

2. We note your response to prior comment 7 and revised disclosure. Please further revise your discussion of your Phase 2 trial to clarify, if true, that in trials not powered
 February 18, 2025
Page 2

      for statistical significance, there is a high chance that observed effects may not be real due to small sample size. Please similarly revise your discussion of NS001 as compared to Narcan on page 99.
Competition, page 100

3. We note your response to prior comment 9 and revised disclosure. However, we further note that you have retained your graphic on page 101 and your statement on page 95 claiming that NS001 creates significantly higher plasma levels of naloxone in the blood as compared to 8 mg dosage of Narcan and Kloxxado. Given that this graphic and this statement do not appear to be based on head-to-head trials, please remove them.
        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Eric Victorson, Esq.